Exhibit 99.1

Caledonia Mining Corporation Plc
Confirmation of Arrangements for the
Sale of Gold
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

1 December, 2016: Caledonia Mining Corporation Plc ("Caledonia" or the "Company") confirms that, following the recent introduction of "Bond Notes" by the Reserve Bank of Zimbabwe ("RBZ"), there is no change to the settlement system in place for Blanket Mine in Zimbabwe for its gold sales.

Since January 2014, Blanket has sold all of its gold production to Fidelity Printers and Refiners Limited ("Fidelity"), which is a subsidiary of the RBZ.  Blanket has received all sale proceeds within 48 hours of delivery to Fidelity in US dollars at a price which is 98.75% of the London afternoon "fix" on the day after delivery to Fidelity.

In terms of its continuing disclosure obligations, Caledonia would announce any change in the terms on which Blanket sells its gold production.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth – CFO Tel: +44 1534 702 998 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751
Maurice Mason – Investor Relations Tel: +44 759 078 1139 mauricemason@caledoniamining.com	Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204

Head and Registered Office: Caledonia Mining Corporation Plc
43/45 La Motte Street, St Helier, Jersey, Channel Islands, JE4 8SD
info@caledoniamining.com  |  | www.caledoniamining.com